April 20, 2023

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Arzhang Navai

RE:	Galectin Therapeutics Inc. Registration Statement on Form S-3 File No. 333-271278 Filed April 14, 2023

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Galectin Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, April 24, 2023 at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

Please call Brian Lee of Dentons US LLP at (212) 768-6926 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Galectin Therapeutics Inc.

/s/ Joel Lewis
Joel Lewis
Chief Executive Officer

cc:     Brian Lee, Dentons US LLP